

September 14, 2020

Robert Tichio
Chief Executive Officer
Decarbonization Plus Acquistion Corp
712 Fifth Avenue, 36th Floor
New York, NY 10019

> **Re: Decarbonization Plus Acquistion Corp**
> **Draft Registration Statement on Form S-1**
> **Submitted August 20, 2020**
> **CIK 0001716583**

Dear Mr. Tichio:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1 Submitted August 20, 2020

Financial Statements
Statements of Operations, page F-4

1. Please tell us how you considered the need to include comparative financial information for the period ended June 30, 2019. Reference is made to Rule 8-03(a)(5) of Regulation S-X.

Exhibits, page II-5

2. We note you identified director nominees in your Management section on page 95. Please file the consent of each director nominee as an exhibit to your registration statement. See Rule 438 of Regulation C under the Securities Act.

       You may contact Eric Mcphee at 202-551-3693 or Robert Telewicz at 202-551-3438 if you have questions regarding comments on the financial statements and related matters. Please contact David Link at 202-551-3356 or Brigitte Lippmann at 202-551-3713 with any other questions.

                                           Sincerely,

                                           Division of Corporation Finance
                                           Office of Real Estate & Construction

cc: Ramey Layne